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Public Square Coffee House

Coffee Shop

8278 La Mesa Blvd
San Diego, CA 91942
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Public Square Coffee House is seeking investment to create more space for all of YOU! After 7 years of growing with you all, we are bursting at the seams. So, we are expanding the current footprint to nearly 3x the size, giving the existing space a little glow-up, and then giving the kitchen equipment a turboboost to the expand menu and hours for a new tasty pizza dinner service.
Expanding LocationRenovating LocationLease Secured
THE SPACE

After 7 incredible years, we are asking YOU to help us build a bigger, more inviting space for everyone that walks through our doors.

Are you ready? Take a seat...in our new, EXPANDED SEATING! This includes more seating inside, and a beautiful ROOFTOP PATIO!
"Expand" is understatement actually, this is more like a rebirth & renaissance for the Public Square community and the surrounding neighborhood.
Public Square will grow from our humble 1,200 sqft footprint to a grand 2,500+ sqft cafe AND a 1,300 sqft rooftop deck.
Whoa! That's a lot of space, but why? Well, with the expansion, we will be able to finally expand our tiny 180sqft kitchen, (yes, you heard that right), to almost 600sqft. Allowing our incredible and efficient kitchen staff to get some much needed breathing room, but also add more equipment to allow faster service for you, our beloved customers.
Did someone say DAILY DINNER-SERVICE? You've tried our legendary grandma-style pizza, imagine what we could do with even more tools and space to serve YOU!
What's that smell? More delicious breakfast and lunch items coming from a bigger kitchen.
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WHAT WILL IT LOOK LIKE?
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INCENTIVES FOR INVESTORS
Q3 2023
Incorporated

THE DREAM: DESIGN AND PLANNING OF THE EXPANSION BEGAN

Q4 2023
Plans Submitted

THE PERMISSION: PLANS & PERMITS SUBMITTED TO THE CITY

Q1 2024
Capital Raise

THE COLLABORATION: STARTED RAISING CONSTRUCTION FUNDS.

Q2 2024
Renovation

THE CREATION: DEMOLITION AND CONSTRUCTION BEGINS.

Q4 2024
Opened

THE INVITATION: NEW EXPANSIVE KITCHEN, DINING AREA, AND ROOFTOP OPEN TO PUBLIC.

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2016
Founded
$150,000
Average Monthly Revenue
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275 people
Average Daily Customers
$2,250,000
Projected Annual Revenue
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1.85%
Monthly Growth
$187,500
Projected Annual Revenue
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$18.03
Average Ticket Size
13,000 people
Social Media Followers

In our fast-paced lives, we often pass by each other without truly engaging. Our attention is glued to our screens, our focus on work and busyness, leaving little room for meaningful relationships. The reality is, we yearn for authentic connections, something real.

At Public Square, we provide precisely that: a space to see and be seen, to hear and be heard, and to serve and be served. We achieve this through our commitment to culinary excellence, cultural impact, and a greater cause.

When it comes to brewing coffee, we strive for excellence. Public Square is a local, family-owned specialty coffee roaster that showcases delightful direct-trade coffees sourced from exceptional growers and farmers worldwide. Our hand-picked selection also includes curated artisanal teas and seasonal drink specials. Additionally, we pride ourselves on partnering with talented and personable baristas who are dedicated to providing exceptional service and educating our customers to the highest standards. Each drink is crafted meticulously, adhering to top-tier recipes that demand nothing but perfection.

When it comes serving food, our strive for excellence continues. Sourcing from renowned and trusted vendors, as well as local farmers and producers to provide the freshest and healthiest ingredients. We present a delectable array of in-house food options such as our famous freshly baked scones and a variety of flavored butters. Our menu ranges from light healthy options to hearty decadent plates of thoughtfully prepared dishes, leaving nothing left to be desired.

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THE TEAM
Alexis Dumeng-Henderson
Co-Owner & Operator

Alexis Dumeng-Henderson, a vivacious 29-year-old, grew up captivating audiences in Southern California through plays and dance recitals. Transitioning to San Francisco at 17, she balanced college at SF State with a full-time gig in the restaurant industry. Sparking her love for the service industry. Returning to San Diego, Alexis enriched her hospitality experience at House of Blues and a local brewery before finding her niche at Public Square Coffee House, where she's thrived for 5 years, and became a hospitality wizard.

Fate brought her love story with Judah, a co-worker turned husband, and together they navigated the challenges of the pandemic, and eventually became operators of Public Square La Mesa in 2022. Alexis enjoys dog park adventures with her husky, reading, culinary pursuits, lively games with loved ones, and dancing through life with boundless energy!

Aaron Henderson
Co-Founder & Owner

Meet Aaron Henderson, a creative visionary with a passion for both business and community. As co-founder and owner of Public Square Coffee House, Inc., Aaron has brought his entrepreneurial spirit and innovative mindset to the table, propelling the company to new heights over the past six years. With over a half-dozen successful business ventures under his belt and a decade of experience working for Fortune 100 companies, Aaron has proven his prowess in sales and marketing, helping bring in millions of dollars in revenue for companies like AIG, Cox Communications, and Pure Forge.

But Aaron's success in business is only rivaled by his drive for social-entrepreneurship. Throughout his career, he has worked tirelessly to not only create successful companies, but companies that give back and positively impact their communities. As a mentor and coach to the next generation of entrepreneurs, Aaron is dedicated to empowering others to follow in his footsteps.

As a founding member of the Board of Directors
for the non-profit, The La Mesa Village Association, Aaron has served in his seat the last six years and has been instrumental in creating, implementing, and supporting programs like the La Mesa Farmers Market, The La Mesa Oktoberfest, and The Holiday in the Village- bringing in millions of dollars to support the local economy.

His impact extends far beyond the business world, as he is a proud husband of 25 years to his college-sweetheart and a devoted father to 5 wonderful children. Whether he's supporting his son's successful companies, his daughter's passion for art, or his youngest daughter's passion for dance, Aaron is a true family man who finds joy in his loved ones' successes.

Chris Herrera
Co-Founder & Owner

Chris Herrera is a jack-of-all-trades with a passion for cooking, investment, and entrepreneurship. As co-founder and owner of Public Square Coffee House, Inc., Chris knows how to turn a profit and keep customers coming back for more. He brings that same level of dedication to his role as Portfolio Manager and Partner at Frontier Global Partners LLC, where he expertly navigates equity investments in frontier markets, with a focus on Asia, Africa, the Middle East, Latin America, and Eastern Europe.

With a successful track record in managing equity investments on a global scale, Chris has served as a Senior Vice President and Portfolio Manager for Allianz Global Investors and Nicholas-Applegate Capital Management. With a sharp eye for behavioral inefficiencies and an unwavering commitment to positive change, Chris has established himself as a leader in the investment world.

But Chris doesn't just excel in the business world. He's also an active member of his community, volunteering as a board member for non-profit organizations in San Diego County over the past 20 years and currently serving on the Board of Trustees for the Academy of our Lady of Peace.

With a B.S. in business administration from the University of Southern California and an MBA from the Haas School of Business at the University of California, Berkeley, Chris is a true Renaissance man with a drive for success and a heart for
giving back.

More importantly, Chris is a devoted family man who has been happily married to his high-school sweetheart for over 27 years. He takes great pride in being a father to a set of twins, with one attending Fordham University, and the other Loyola-Marymount University.

PRESS
Where to Get Brunch in East County

San Diego Magazine's annual Brunch Guide dedicated to breakfast fare and lunch favorites. Search our list now for restaurants in east county.

5 Coffee Shops Using Bitters For Cocktail-Inspired Drinks - San Diego Magazine

From cold brew to lattes, these flavor extracts are enlivening espresso menus across San Diego

Public Square Coffee House · 8278 La Mesa Blvd, La Mesa, CA 91942

★★★★★ · Coffee shop

Yelp Loves Public Square Coffee House!

A Community Space Uniting Coffee, Beer, and Burgers Is Coming to National City

Called Friends of Friends, the space will also contain an all-day restaurant called,Wavy

PUBLIC SQUARE COFFEE HOUSE IN LA MESA: UNIQUE SCONES AND VEGAN FARE | East County Magazine

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Construction $125,000

Operating Capital $36,500

FF&E $25,000

Mainvest Compensation $13,500

Total $200,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,320,000	$4,200,000	$4,300,000	$4,400,000	$4,500,000
Cost of Goods Sold	$696,000	$1,260,000	$1,290,000	$1,320,000	$1,350,000
Gross Profit	$1,624,000	$2,940,000	$3,010,000	$3,080,000	$3,150,000

EXPENSES

Labor Costs	$928,000	$1,680,000	$1,720,000	$1,760,000	$1,800,000
Other Miscellaneous Expenses	$394,400	$714,000	$731,000	$748,000	$765,000
Operating Profit	$301,600	$546,000	$559,000	$572,000	$585,000

This information is provided by Public Square Coffee House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Floor Plan.pdf

Reviewed Financials - Public Square Coffee House.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $1,000,000

Amount Invested $0

Investors 0

Investment Round Ends March 29th, 2024

Summary of Terms

Legal Business Name Public Square La Mesa, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Public Square Coffee House's fundraising. However, Public Square Coffee House may require additional funds from alternate sources at a later date.

No operating history

Public Square La Mesa, LLC was established in April, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Public Square Coffee House forecasts the following milestones:

Achieve $1,400,000 revenue per year by 2024.

Achieve $4,000,000 profit per year by 2025.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Public Square Coffee House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Public Square Coffee House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Public Square Coffee House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Public Square Coffee House's core business or the inability to compete successfully against the with other competitors could negatively affect Public Square Coffee House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Public Square Coffee House's management or vote on and/or influence any managerial decisions regarding Public Square Coffee House. Furthermore, if the founders or other key personnel of Public Square Coffee House were to leave Public Square Coffee House or become unable to work, Public Square Coffee House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Public Square Coffee House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Public Square Coffee House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Public Square Coffee House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Public Square Coffee House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Public Square Coffee House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Public Square Coffee House's financial performance or ability to continue to operate. In the event Public Square Coffee House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Public Square Coffee House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Public Square Coffee House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Public Square Coffee House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Public Square Coffee House will carry some insurance, Public Square Coffee House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Public Square Coffee House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Public Square Coffee House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Public Square Coffee House's management will coincide: you both want Public Square Coffee House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Public Square Coffee House to act conservative to make sure they are best equipped to repay the Note obligations, while Public Square Coffee House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Public Square Coffee House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Public Square Coffee House or management), which is responsible for monitoring Public Square Coffee House's compliance with the law. Public Square Coffee House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Public Square Coffee House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Public Square Coffee House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Public Square Coffee House, and the revenue of Public Square Coffee House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Public Square Coffee House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Public Square Coffee House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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